767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

June 26, 2020

VIA EDGAR TRANSMISSION

Jennifer López
Staff Attorney
Office of Trade and Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Dun & Bradstreet Holdings, Inc.
Registration Statement on Form S-1
Filed June 24, 2020
File No. 333-239050

Dear Ms. López:

On behalf of our client, Dun & Bradstreet Holding, Inc., a Delaware corporation (f/k/a Star Intermediate I, Inc.) (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated June 25, 2020. In connection with such responses, the Company will be submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (CIK No. 0001799208) (the “Registration Statement”).  We will send to the Staff under separate cover courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s responses. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 3.

Amendment No. 3 to Form S-1

Capitalization, page 56

1.                                      Please reconcile for us the pro forma adjustments to the amounts disclosed in the use of proceeds narrative on page 54.

The Company respectfully acknowledges the Staff’s comment. Please see Annex A for tables providing a reconciliation for use of cash amounts disclosed on page 54 to pro forma adjustments provided in the Summary Financial Data table, as well as adjustments reflected in capital surplus and accumulative deficit presented in the Capitalization table based on the assumed midpoint of the price range set forth on the cover page of the prospectus.

Securities and Exchange Commission June 26, 2020

2.                                      Please show us how you determined the capital surplus and accumulated deficit pro forma adjustments.

The Company acknowledges the Staff’s comment and respectfully refers the Staff to Annex A.

Dilution, page 59

3.                                      Please tell us how you arrived at pro forma net tangible book deficit as of March 31, 2020 and pro forma net tangible book deficit per share as of March 31, 2020.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the below table provides the calculation of net tangible book deficit and net tangible book deficit per share on an actual basis and an as adjusted basis (in millions, except shares and per share amounts):

	As of March 31, 2020
Total tangible book assets (deficit):
Total assets	$9,172.4
Less: Intangible assets	(5,143.4)
Less: Goodwill	(2,850.8)
Less: Total liabilities	(6,520.1)
Total net tangible book deficit		$(5,341.9)

Existing common stock issued and outstanding		314,494,968

Net tangible deficit per share		$(16.99)

As adjusted net tangible deficit:
Total net tangible book deficit as reported		$(5,341.9)
Adjustments giving effect to the IPO transaction		425.2
Adjusted net tangible book deficit		$(4,916.7)
Common stock outstanding plus additional shares assumed issued in the IPO and private placement		400,549,539
As adjusted net tangible book deficit per share		$(12.27)

The Company has revised the disclosure on page 50 and 59 in response to the Staff's comment.

Securities and Exchange Commission June 26, 2020

4.                                      Pro forma net tangible deficit as of March 31, 2020 excludes the Series A Preferred Stock that will be redeemed. Please tell us your consideration of adding a footnote highlighting the exclusion from the calculation.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 59 accordingly.

Exhibits

5.                                      Please file a copy of the letter agreement between the company and certain members of the Investor Consortium as an exhibit to the registration statement, or tell us why you are not required to do so.

The Company acknowledges the Staff’s comment and has filed a copy of the letter agreement among the members of its Investor Consortium as Exhibit 4.3.

Securities and Exchange Commission June 26, 2020

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	Anthony M. Jabbour
Chief Executive Officer
Dun & Bradstreet Holdings, Inc.

Annex A

Total Sources (in millions)

Assumed IPO proceeds	$1,315
Private placement proceeds	400
Total sources	$1,715

Total Uses (in millions)

Assumed underwriting discounts and commissions (4.0%)	$52.6
Estimated IPO expenses (see Part II, Item 13)	14.5
Anti-dilution waiver fee to C/B Star Holdings, L.P.	30.0

Series A Preferred Stock liquidation preference	1,067.9
Series A Preferred Stock make-whole amount	205.1

Principal amount of 10.250% senior unsecured notes	300.0
Redemption price/accrued interest on 10.250%	42.3

Remaining cash to balance sheet	2.6
Total uses	$1,715

		Redemption of Series A Preferred Stock				Repayment of Senior Unsecured Notes					Payment of Fees
		Increase (Decrease)				Increase (Decrease)					Increase (Decrease)
	Gross proceeds from IPO and private placement	Preferred stock redemption	Payment for preferred stock make-whole liability	Unamortized discount for preferred stock	Total (1)	Partial repayment of unsecured senior notes - net of unamortized deferred issuance costs and tax	Accrued interest as of March 31, 2020	Interest for the second quarter of 2020	Early repayment penalty for the unsecured senior notes- net of tax	Total (2)	Underwriter fee and related tax impact (3)	Other transaction fees (3)	Anti- dilution waiver payment (3)	Grand Total
Cash and cash equivalents	1,715.0	(1,032.8)	(205.1)	(35.1)	(1,273.0)	(300.0)	(3.8)	—	(30.8)	(334.6)	(52.6)	(12.7)	(30.0)	12.1
Total assets	1,715.0	(1,032.8)	(205.1)	(35.1)	(1,273.0)	(300.0)	(3.8)	—	(30.8)	(334.6)	(52.6)	(12.7)	(30.0)	12.1
														—
Current liabilities excluding short-term debt			(102.6)		(102.6)		(3.8)			(3.8)	(8.3)			(114.7)
Long-term and short-term debt						(289.1)				(289.1)				(289.1)
Deferred income tax						(2.4)			(6.9)	(9.3)				(9.3)
Total liabilities	—	—	(102.6)	—	(102.6)	(291.5)	(3.8)	—	(6.9)	(302.2)	(8.3)	—	—	(413.1)
														—
Cumulative Preferred Series A Stock		(1,032.8)			(1,032.8)					—				(1,032.8)
														—
Accumulative deficit			(102.5)		(102.5)	(8.5)			(23.9)	(32.4)	8.2			(126.7)
Capital surplus	1,715.0			(35.1)	(35.1)					—	(52.5)	(12.7)	(30.0)	1,584.7
Total equity	1,715.0	—	(102.5)	(35.1)	(137.6)	(8.5)	—	—	(23.9)	(32.4)	(44.3)	(12.7)	(30.0)	1,458.0
	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(1)	Total cash paid for redemption of preferred stock
	per pro forma adjustment table	(1,273.0)
	per use of proceeds	1,273.0

(2)	Total cash paid for partial repayment of unsecured senior notes
	per pro forma adjustment table	334.6
	per use of proceeds	342.3
	Difference (a)	(7.7)

(a) Difference represents interest payment related to the second quarter of 2020.  Pro forma adjustments are prepared assuming as if the IPO transaction occurred on March 31, 2020 and therefore we wouldn’t have incurred this future cost.

(3)	Total cash paid for fees
	Per pro forma adjustment table	95.3
	Per use of proceeds	97.1
	Difference (b)	(1.8)

	(b) Difference represents fees already paid during first quarter of 2020. The company expensed IPO related costs incurred during the quarter when the timing of IPO was uncertain.